Relating to Preliminary Prospectus Supplement

dated May 7, 2024 to Prospectus dated May 6, 2024

Filed Pursuant to Rule 433

Registration No. 333-279146

May 7, 2024

Hasbro, Inc.

Pricing Term Sheet

$500,000,000 6.050% Notes due 2034

Issuer:	Hasbro, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2/BBB/BBB-

Trade Date:	May 8, 2024

Settlement Date:	May 14, 2024 (T+4)

Title:	6.050% Notes due 2034

Principal Amount:	$500,000,000

Maturity Date:	May 14, 2034

Coupon (Interest Rate):	6.050%

Interest Payment Dates:	Semi-annually on May 14 and November 14, commencing on November 14, 2024

Spread to Benchmark Treasury:	+ 160 basis points

Yield to Maturity:	6.088%

Benchmark Treasury:	UST 4.000% due February 15, 2034

Benchmark Treasury Price / Yield:	96-05+ / 4.488%

Make-Whole Call:	T + 25 basis points (prior to February 14, 2034)

Par Call:	On or after February 14, 2034

Price to Public:	99.718%

CUSIP / ISIN:	418056 BA4 / US418056BA46

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Senior Co-Managers:	BBVA Securities Inc. Citizens JMP Securities, LLC

Co-Managers:	ANZ Securities, Inc. Barclays Capital Inc. Huntington Securities, Inc. SG Americas Securities, LLC SMBC Nikko Securities America, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that the delivery of the notes will be made against payment therefor on or about May 14, 2024, which is the fourth scheduled business day following the date of this term sheet (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) (File No. 333-279146) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com, calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Scotia Capital (USA) Inc. at (800) 372-3930.

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